UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Changes in the organizational structure of the Telefónica Group	2

TELEFÓNICA, S.A. (“Telefónica” or the “Company”), in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

Please see attached a press release in relation to the organizational structure of the Telefónica Group.

In Madrid, March 6, 2025

Press release

Emilio Gayo, new Chief Operating Officer of Telefónica

•Gayo joins the company's Board of Directors, replacing current Chief Operating Officer, Ángel Vilá.
•The Board also approved the appointment of Borja Ochoa as the new CEO of Telefónica Spain, in addition to other important changes in the company's Executive Committee.

Madrid, 6 March 2025.- The Board of Directors of Telefónica has approved today, following the favourable recommendation of the Nomination Committee, Remuneration and Good Governance at the proposal of its Executive Chairman, Marc Murtra, the following changes:

The Board has decided to approve the appointment by co-optation of Emilio Gayo as Executive Director of Telefónica and has also appointed him as Chief Operating Officer of the Telefónica Group.

Gayo holds a degree in Telecommunications Engineering and an MBA from IESE. He has a solid executive trajectory of more than 30 years, in which he has led transformation strategies for large teams and built alliances with other important technology partners. In 2004 he joined the Telefónica Group as General Maanger of International Operations at Telefónica Móviles. In 2010 he was appointed Director of Business Development, Strategy and Regulation at Telefónica Latam; In 2011 he assumed the responsibility of the General Public Management in Telefónica España, adding to his responsibilities two years later the Marketing and Business units. Since 2018 he has been CEO of Telefónica Spain.

The businesses in Spain, Brazil, Germany, and the United Kingdom will remain under the new Chief Operating Officer, as well as the B2B, Telefónica Tech, Telefónica Infra and gCTIO units. In addition, the Hispam business unit will also report to the Chief Operating Officer consolidating the management of all geographies under his responsibility.

The Board of Directors expressed its gratitude to Ángel Vilá for his extraordinary career of more than 25 years at Telefónica and, in particular, for his last stage as COO. Vila has been at the helm of some of the most important corporate operations in the history of Telefónica. The Board highlighted his contribution in positioning the company to face future challenges, first in the areas of Finance, Strategy and Corporate Development and,

Telefónica, S.A.
Corporate Communications Management
Email: prensatelefonica@telefonica.com
telefonica.com/es/sala-comunicacion/

subsequently, as COO. During this period, he has accomplished great achievements for the company.

Ángel Vilá has stepped down as a Director of Telefónica, but will continue to be a member of the Board of Virgin-Media O2 and will also be proposed to be part of the Board of Telefónica Germany, and will continue to be linked to the company as an advisor to the Executive Chairman, Marc Murtra.

Borja Ochoa assumes the role of CEO of Telefónica Spain held by Emilio Gayo. Ochoa, until now General Director of Defence and Security at Indra, has previously been General Manager at Minsait and CEO of Minsait Payments. He holds a degree in Business Administration from the University of Lincoln, an MBA from ESEUNE and a Postgraduate degree in E-Commerce and Technology from the University of California, Berkeley. He has more than 18 years of experience in business transformation processes, technology, and innovation, with a special focus on the financial area, and stands out for his ability to scale businesses and generate value.

Sofía Collado will assume the responsibility of leading Telefónica Tech. Collado, until now CHRO at Indra, has extensive experience in the management of units of consulting in technological environments and international markets and has more 25 years of experience, mainly in areas of Human Capital. She holds a degree with an Extraordinary Award in Business Administration and Management from the Universidad Pontificia Comillas-ICADE and an MBA from IESE.

The Board of Directors of Telefónica thanked José Cerdán, CEO of Telefónica Tech and global head of the B2B segment for the last five years, for his significant contribution to consolidating Telefónica Tech as a key unit in terms of revenue growth in the business segment, hand in hand with operating businesses. Cerdán will continue to be linked to the Group, accompanying Sofía Collado to focus on the new challenges of this business unit and supporting the company in its announced strategic reflection.

Sebas Muriel rejoins Telefónica assuming the position of Chief Digital Officer. Muriel, who for the past three years has been CEO of GroupM Spain, is a Telecommunications Engineer and MBA from IESE and has extensive experience in business management and digital transformation. He also has extensive knowledge of Telefónica's operations and the telecommunications industry and stands out for his ability to promote marketing programs transformation.

The Board of Directors thanked Chema Alonso, to date Chief Digital Officer, for his great drive to Telefónica's digital transformation over the last 13 years, as well as his leadership in the execution of the company's Data-Centric platforms and the creation of the new ecosystem of relations with the industry and OpenGateway in its last stage. Chema Alonso will support Sebas Muriel in the transition with his technological advice.

Telefónica, S.A.
Corporate Communications Management
Email: prensatelefonica@telefonica.com
telefonica.com/es/sala-comunicacion/

Telefónica's Executive Committee keeps intact its purpose of generating value for all its stakeholders and the commitment to meet the financial and operational objectives of the company.

The executive chairman of Telefónica, Marc Murtra, wanted to personally thank the directors who leave the Executive Committee, ÁngelVilá, Chema Alonso and José Cerdán for their contribution wishing them the greatest success in their new professional stage. He also welcomed Borja Ochoa, Sebas Muriel and Sofía Collado as members of the Committee Executive.

The Board of Directors of Telefónica has also approved changes in the Telefónica of
Telefónica Executive Committee:

•The structure is simplified by eliminating the position of CEO held by Sergio Oslé, whom the company thanks for his contribution to achieving the return to growth of Telefónica Spain and his contribution to promoting the opportunities offered by the digital world, accelerating the transformation and consolidating the wholesale business. Oslé will advise Borja Ochoa with his experience in the transition to the new organization.

•Daniel Domenjó assumes the position of CEO of Movistar+. Domenjó was until CEO and co-founder of Satisfaction Iberia and has a degree in journalism from the Pompeu Fabra University and a Master's Degree in Techniques Published by the University of Barcelona. Entrepreneurial spirit, he has 25 years of experience in the audiovisual industry and has worked for the most renowned Spanish and Portuguese companies: TVE, Atresmedia, Mediaset, Movistar+, RTP (Portugal), Discovery, TV3, Canal Sur or EITB, among others.

•Cristina Burzako, until now CEO of Movistar+, will continue as a member of the Board of Telefónica Audiovisual Digital and will assume new responsibilities withi the Group.

•Likewise, Telefónica Director Javier de Paz assumes the presidency of Telefónica Audiovisual Digital (Movistar Plus+) replacing Sergio Oslé.

In addition, the following appointments has been approved in the corporate units:

Ana Porto assumes the position of Global Communications Director, reporting to Eduardo Navarro. Until now she has been Deputy Director of Communication and Public Relations of Atresmedia. She holds a degree in Journalism from the Complutense University of Madrid and has a solid track record in media in which he has established himself as a trusted person in front of key stakeholders and interlocutors.

Telefónica, S.A.
Corporate Communications Management
Email: prensatelefonica@telefonica.com
telefonica.com/es/sala-comunicacion/

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	March 6, 2025	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors